# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Earth Science Tech, Inc., CIK 0001538495
CUSIP: 270311103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8950 SW 74th Court Suite 1401, Miami, Florida (FL), 33156
Date of event which requires filing of this statement: 06/22/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001955709

## Reporting persons
- Giorgio R. Saumat: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 123,737,006; shared voting power 0; sole dispositive power 123,737,006; shared dispositive power 0; aggregate amount beneficially owned 123,737,006 (42.94% of the class)

## Item 1. Issuer
Name of issuer: Earth Science Tech, Inc.
Address of issuer's principal executive offices: 8950 SW 74th Court Suite 1401, Miami, FL 33156

## Item 2. Person Filing
Name of person filing: Giorgio R. Saumat
Address of principal business office or, if none, residence: 449 Esplanade Dr., Miami Springs, FL 33166.
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 123,737,006
Percent of class: 42.94%
Sole power to vote or to direct the vote: 123,737,006
Shared power to vote or to direct the vote: Not Applicable
Sole power to dispose or to direct the disposition: 123,737,006
Shared power to dispose or to direct the disposition: Not Applicable

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Giorgio R. Saumat: /s/ Giorgio R. Saumat, Giorgio R. Saumat (06/22/2026)